SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                  AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   02926T103
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                                 (CUSIP Number)

                        Noah Klarish & Associates, P.C.
                       1 World Trade Center - 85th Floor
                               New York, NY 10048
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 26, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 8 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02926T103               SCHEDULE 13D                Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aletheia Research and Management, Inc.  95-4647814
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

      WC, OO
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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                  7     SOLE VOTING POWER   (includes 19,800 shares held by
                                            Aletheia Hyperion, L.P. and 36,000
                        55,400              shares held by Aletheia Metron, L.P.
  NUMBER OF                                 over which the Reporting Person has
   SHARES                                   voting power)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER
                                            (includes 19,800 shares held by
                        423,900             Aletheia Hyperion, L.P. and 36,000
                                            shares held by Aletheia Metron, L.P.
                                            and 368,100 shares held by various
                                            accounts over which Reporting Person
                                            has share dispositive power.)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                                            shares held by various accounts over
                        368,100             which Reporting Person has share
                                            dispositive authority
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      423,900
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.26%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Residential Investment Trust, Inc., a Maryland corporation (the "Issuer"). The Issuer maintains its principal executive office at 445 Marine View Avenue, Suite 230, Del Mar, CA 92014.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Aletheia Research and Management, Inc., a California corporation ("Aletheia Research and Management"), with respect to (i) shares of the Issuer's Common Stock held in investment accounts over which Aletheia Research and Management has dispositive authority, (ii) shares of the Issuer's Common Stock held by Aletheia Hyperion, L.P., a Delaware limited partnership ("Aletheia Hyperion") for whom Aletheia Research and Management acts as general partner, and (iii) shares of the Issuer's Common Stock held by Aletheia Metron, L.P., a Delaware limited partnership ("Aletheia Metron") for whom Aletheia Research and Management acts as general partner. Aletheia Research and Management shall sometimes be referred to herein as the "Reporting Person."

            (b) The business address of Aletheia Research and Management is 100 Wilshire Boulevard, Suite 1960, Santa Monica, CA 90401.

            (c) The principal business of Aletheia Research and Management is securities investment.

            (d) During the past five years, neither Aletheia Research and Management nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Aletheia Research and Management nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3. Source and Amount of Funds or Other Consideration.

            Aletheia Research and Management has dispositive authority over accounts which own 368,100 shares of the Issuer's Common Stock for which such accounts paid a total of $2,699,719 from the personal funds of the beneficial owners of such accounts. Aletheia Hyperion directly owns 19,800 shares of the Issuer's Common Stock for which it paid $150,478 from its investment capital. Aletheia Metron directly


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

owns 36,000 shares of the Issuer's Common Stock for which it paid $269,629 from its investment capital.

Item 4. Purpose of Transaction.

            The Reporting Person has acquired shares of the Issuer's Common Stock for investment. The Reporting Person has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted on the New York Stock Exchange; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions.

            Although the Reporting Person has no present plans to purchase additional shares of the Issuer's Common Stock or sell any of its shares of the Issuer's Common Stock, it may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of its shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

            The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 8,055,500 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999) directly beneficially owned by each Reporting Person is as follows:


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

                                                      Percentage of
Name                         Number of Shares      Outstanding Shares
----                         ----------------      ------------------

Aletheia Hyperion                 19,800                  0.2%

Aletheia Metron                   36,000                  0.4%

Accounts over which
Aletheia Research and
Management has
dispositive authority            368,100                  4.6%

            (b) Aletheia Research and Management has sole power to vote 55,400 shares of the Issuer's Common Stock and sole power to dispose or to direct the disposition of 423,900 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Aletheia Research and Management may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by accounts with respect to which it has dispositive authority and shares held by Aletheia Hyperion and Aletheia Metron by virtue of its status as the General Partner of such entities. Aletheia Research and Management disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the accounts over which it has dispositive authority and by Aletheia Hyperion and Aletheia Metron.

            Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

            None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1999

                              ALETHEIA RESEARCH AND MANAGEMENT, INC.

                              By: /s/ Peter J. Eichler
                                  -----------------------------------------
                                  Peter J. Eichler, Chief Executive Officer


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

                                                                      APPENDIX 1

          TRANSACTIONS IN AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
                            COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases or sales and the commissions are not included in the price of the shares.

1. Accounts over which the Reporting Person has Dispositive Authority.

                     NUMBER OF                             COST OF
                       SHARES          PURCHASE OR      PURCHASES OR
 TRADE              PURCHASED OR        SALE PRICE       PROCEEDS OF
  DATE                  SOLD            PER SHARE           SALES
  ----                  ----            ---------           -----
3/25/99                 5,900            $7.3782         $43,531.38
3/26/99                 1,000             7.3750           7,375.00
3/30/99                16,500             7.2223         119,167.95
3/31/99                 7,000             7.3813          51,669.10
 4/7/99                   200             7.1250           1,425.00
 4/8/99                10,200             7.3536          75,006.72
 4/9/99                11,500             7.5000          86,250.00
4/12/99                 9,500             7.8920          74,974.00
4/13/99                 7,700             7.9140          60,937.80
4/14/99                   600             8.0000           4,800.00
4/15/99                 6,400             7.9648          50,974.72
4/15/99                <1,200>            8.1250         <-9,750.00>
4/15/99                 1,200             8.1250           9,750.00
4/16/99                16,100             8.2380         132,631.80
4/19/99                 5,000             8.3063          41,531.50
4/22/99                13,500             7.9653         107,531.55
4/26/99                 3,600             8.3750          30,150.00
4/28/99                 2,600             8.0577          20,950.02
4/28/99                 1,200             8.1875           9,825.00
 5/5/99                 <-600>            7.2500         <-4,350.00>
5/10/99                 5,000             7.6375          38,187.50
5/11/99                34,900             7.9960         279,060.40
5/12/99                13,100             8.2325         107,845.75
5/13/99                 7,500             8.2650          61,987.50
5/14/99                 2,300             8.4103          19,343.69
5/26/99                21,000             8.0510         169,071.00
                -------------                         -------------
                      201,700                         $1,589,877.20


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

2. Aletheia Metron, L.P.

                       NUMBER OF                        COST OF
                        SHARES        PURCHASE OR     PURCHASES OR
 TRADE               PURCHASED OR      SALE PRICE     PROCEEDS OF
  DATE                   SOLD          PER SHARE         SALES
  ----                   ----          ---------         -----
2/24/99                  1,000          $7.3750        $7,375.00
 3/8/99                  1,000           7.2500         7,250.00
3/17/99                  1,000           7.3750         7,375.00
3/19/99                  1,000           6.7500         6,750.00
4/12/99                 10,000           7.8920        78,920.00
5/12/99                  5,000           8.2325        41,162.50
5/13/99                  2,000           8.2650        16,530.00
5/26/99                  4,000           8.0510        32,204.00
                        ------                       -----------
                        25,000                       $197,566.50

3. Aletheia Hyperion, L.P.

                       NUMBER OF                        COST OF
                        SHARES        PURCHASE OR     PURCHASES OR
 TRADE               PURCHASED OR      SALE PRICE     PROCEEDS OF
  DATE                   SOLD          PER SHARE         SALES
  ----                   ----          ---------         -----
  3/8/99                 2,000           7.2442      $ 14,488.40
 3/31/99                 1,000           7.3813         7,381.30
  4/7/99                   500           7.1250         3,562.50
  4/7/99                 1,000           7.1875         7,187.50
  4/7/99                 1,000           7.2500         7,250.00
  4/7/99                   500           7.3125         3,656.25
 4/20/99                 2,000           7.8906        15,781.25
 5/12/99                 2,200           8.2325        18,111.50
 5/13/99                 3,000           8.2650        24,795.00
 5/25/99                 1,600           7.6875        12,300.00
 5/26/99                 3,000           8.0510        24,153.00
                        ------                       -----------
                        17,800                       $138,666.70

0217-024


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